EXHIBIT 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                               Fresenius Medical Care AG & Co. KGaA
                                            Investor Relations
                                            Else-Kroner-Str. 1
                                            D-61352 Bad Homburg

                                            Contact:

                                            Oliver Maier
                                            ------------
                                            Phone:   + 49 6172 609 2601
                                            Fax:     + 49 6172 609 2301
                                            E-mail:  ir@fmc-ag.com

                                            North America:
                                            Heinz Schmidt
                                            -------------
                                            Phone:   +  1 781 402 9000
                                                            Ext.: 4518
                                            Fax:     +  1 781 402 9741
                                            E-mail:  ir@fmc-ag.com

                                            Internet: http://www.fmc-ag.com
                                                      ---------------------

                                                              February 13, 2006


          Fresenius Medical Care Successfully Completes the Conversion of Preference Shares and the Transformation into KGaA

Bad Homburg, Germany - February 13, 2006 - Fresenius Medical Care AG & Co. KGaA ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced the completion of the conversion of preference shares into ordinary shares and the transformation of the legal form of the Company from an Aktiengesellschaft into a partnership limited by shares (Kommanditgesellschaft auf Aktien - KGaA). The transformation and the conversion have become effective upon registration with the commercial register of the local court (Amtsgericht), in Hof an der Saale (Germany) on Friday evening, February 10, 2006. All Shareholders in former Fresenius Medical Care AG have now become shareholders in Fresenius Medical Care AG & Co. KGaA. The new ordinary shares which resulted from the conversion will start trading today.

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As of February 10, 2006, the share capital of Fresenius Medical Care AG & Co.
KGaA amounts to (euro)250,271,178.24 consisting of 96,629,422 ordinary bearer shares and 1,132,757 non-voting preference bearer shares which have not been converted within the conversion offer.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "I am very pleased that we completed both, the conversion and the change of the legal form. With that we have fulfilled the mandate of the extraordinary shareholder meeting on August 30, 2005. The conversion and the change of the legal form of our Company are major steps towards enhancing the attractiveness of our shares and in providing flexibility for future growth opportunities for the benefit of all stakeholders."

                                       ***

Fresenius Medical Care is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 130,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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